Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces US$1.0 billion term loan

Toronto, Ontario, March 7, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) announced today that it has arranged a new US$1.0 billion term loan. The three-year term loan will mature on March 7, 2025, has no mandatory amortization payments, and has a flexible repayment schedule.

Kinross used the proceeds of the financing to repay amounts drawn under its US$1.5 billion revolving credit facility in connection with the closing of its acquisition of Great Bear Resources Ltd. Joint Lead Arrangers were The Bank of Nova Scotia, HSBC Bank Canada and RBC Capital Markets.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile, Ghana and Canada. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

 www.kinross.com